FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March, 2015

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated March 2, 2015, announcing  that RuralCom Corporation (“RuralCom”), a cellular carrier headquartered in Vancouver, selected Gilat as prime network contractor for its Alaska Highway and British Columbia (BC) Coast Networks.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated March 2, 2015	By:	/s/ Yael Shofar
Yael Shofar
Corporate Secretary

Cellular Carrier RuralCom Selects Gilat as Prime Network
Contractor for its Alaska Highway and BC Coast Networks

Gilat’s CellEdge 3G network to provide satellite-based, high-speed mobile services to previously unserved rural areas of Canada

Petah Tikva, Israel, March 2, 2015 -- Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that RuralCom Corporation (“RuralCom”), a cellular carrier headquartered in Vancouver, selected Gilat as prime network contractor for its Alaska Highway and British Columbia (BC) Coast Networks. RuralCom's networks will use Gilat’s CellEdge 3G technology to provide satellite-based, high-speed mobile services in previously unserved rural areas of Canada.

RuralCom’s proposed Alaska Highway Network will provide nearly continuous coverage along the 1,685 km (1,047 mile) Alaska Highway, from Wonowon, BC to Beaver Creek, Yukon Territory (YT) on the Alaska-YT border. Communities to be served will include Fort Nelson in BC and Watson Lake and Whitehorse in YT. The networks were made fully operational in late January and RuralCom expects to have additional new cell sites along the Alaska Highway and the B.C. Coast by mid-year with expansion to continue during the second half of the year.

Gilat’s CellEdge, small cell over satellite solution will enable RuralCom to provide 3G HSPA+ including voice, SMS, MMS and data services to both its subscribers as well as customers of other cellular operators. Gilat’s CellEdge 3G network was creatively designed to reduce OPEX by optimizing space segment usage and significantly reduce CAPEX.

“There are vast stretches of the Alaska Highway and BC Coast which have no existing wireless service and, we believe that the benefits to public safety and the protection of life and property will be significant,” claimed Bob Hillman, President and CEO of RuralCom. “We shopped the world for the most contemporary technology and equipment. We chose Gilat for its innovative solution, its experience working under harsh environmental conditions and its unique energy renewal capabilities."

“Our message to cellular operators is clear: 'Show us where you need connectivity and we will provide it',” explained Erez Antebi, Gilat's CEO. "RuralCom handed us a list of locations and we are making it happen – quickly, turnkey and without any hassles.”

About RuralCom
Founded in 2005, Vancouver-based RuralCom Corporation is an accredited cellular carrier with licenses to operate along the length of the Alaska Highway and the BC North Coast. The company is focused on expanding cellular telephone service to unserved and underserved rural areas across Canada.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Joelle Inowlocki
JoelleI@gilat.com

KCSA Strategic Communications
Phil Carlson, Vice President
(212) 896-1233
pcarlson@kcsa.com

Thomas Mei, Account Executive
(212) 896-1208
tmei@kcsa.com